Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 21, 2007

VIA FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Alyst Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed June 1, 2007
File No. 333-138699

Dear Mr. Reynolds:

On behalf of Alyst Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 18, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 4 to the Registration Statement (“Amendment No. 4”), a copy of which has been marked with the changes from Amendment No. 3 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 4 to James Lopez.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 4 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

Prospectus Summary, page 1

1.
We note your response to comment 2 from our letter dated February 16, 2007 and the statement on page 13 that the indemnification obligations are expected to be "minimal." Please revise the summary and page 13 to state, if true, that the indemnification obligations are expected to be no more than $15,000, the amount disclosed in the last paragraph on page 8.

Mr. John Reynolds
Securities and Exchange Commission
June 21, 2007

As discussed with the Staff, we have revised the disclosure in the Registration Statement to indicate that the Company anticipates that the indemnification obligations will not exceed approximately $500,000.

2.	Please revise page 2 to disclose the required shareholder vote to consummate a business transaction.

We have revised the disclosure in the Registration Statement as requested.

3.
Also, disclose that although management's and insiders' votes will have no effect on the vote, any shares they purchase after the offering and in the open market may be voted to approve a proposed transaction, even if such votes would determine whether or not the transaction is approved. See prior comment 3 from our letter dated February 16, 2007. Advise us if you anticipate establishing a 10b5-1 plan or other arrangement for any such purchases.

We have revised the disclosure in the Registration Statement as requested. The Company’s officers and directors have no current intention to establish a 10b5-1 plan or other arrangement for such purchases.

4.
We note the additional disclosure on page 18 and the statement that you have increased the conversion threshold to reduce the likelihood that a small group of investors holding a block of your stock will be able to stop you from completing a business combination. Revise to address the source of this belief. In addition, address the extent to which your decision took into account that (1) the higher threshold limits shareholder protections afforded to shareholders of traditional SPACs and blank check issuers, and (2) the ability to consummate a transaction despite shareholder disapproval in excess of what would be permissible in a traditional SPAC may be viewed negatively by potential investors seeking shareholder protections consistent with traditional SPAC offerings.

We have revised the disclosure in the Registration Statement as requested.

Risk Factors, page 12

5.
We note your disclosures on page 14 regarding the need to maintain an effective registration statement covering the exercise of the warrants. Given that the warrants may expire worthless if there is no effective registration statement, there would appear to be the risk that a purchaser in the proposed offering may have paid the full purchase price for the shares underlying the unit. Please revise your disclosures accordingly, or tell us why you believe that no revisions are required.

We have revised the disclosure in the Registration Statement as requested.

Mr. John Reynolds
Securities and Exchange Commission
June 21, 2007

Proposed Business, page 32

6.
We note the revised disclosure on page 31. Please revise to identify in how many of the 27 transactions each individual undertook the primary role in identification of the target, negotiation of the deal terms and oversight of due diligence.

We have revised the disclosure in the Registration Statement as requested.

Conversion rights, page 36

7.
We note the new disclosure concerning the possibility of requiring shareholders seeking to convert to tender shares prior to the vote. In issuing the following comments, please know that we are particularly concerned with the procedures that shareholders must follow in electing to convert their shares as well as the timeframe available to them to perfect their rights. Accordingly,

•	Please provide clear disclosure in summary regarding additional steps that may be required to elect conversion;

We have revised the disclosure in the summary regarding the additional steps that may be required to elect conversion as requested.

•	Add clear disclosure explaining the reason for requiring that shareholders tender certificates prior to the vote, when there is no guarantee that conversions will occur;

We currently provide the reason for requiring shareholders to tender their certificates prior to the vote in the section on conversion rights as follows:

“Traditionally, in order to perfect conversion rights in connection with a blank check company’s business combination, a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to convert. After the business combination was approved, the company would contact such stockholder to arrange for him to deliver his certificate to verify ownership. As a result, the stockholder then had an “option window” after the consummation of the business combination during which he could monitor the price of the stock in the market. If the price rose above the conversion price, he could sell his shares in the open market before actually delivering his shares to the company for cancellation. Thus, the conversion right, to which stockholders were aware they needed to commit before the stockholder meeting, would become a “put” right surviving past the consummation of the business combination until the converting holder delivered his certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a

Mr. John Reynolds
Securities and Exchange Commission
June 21, 2007

converting holder’s election to convert is irrevocable once the business combination is approved.”

Furthermore, we also provide as follows:

“Any request for conversion, once made, may be withdrawn at any time up to the date of the meeting. Furthermore, if a stockholder delivered his certificate for conversion and subsequently decided prior to the meeting not to elect conversion, he may simply request that the transfer agent return the certificate (physically or electronically).”

and

“If the initial business combination is not approved or completed for any reason, then public stockholders voting against our initial business combination who exercised their conversion rights would not be entitled to convert their shares of common stock into a pro rata share of the aggregate amount then on deposit in the trust account. In such case, if we have required public stockholders to tender their certificates prior to the meeting, we will promptly return such certificates to the tendering public stockholder.”

Accordingly, we believe the requested information is already provided to investors and therefore have not revised the disclosure in the Registration Statement in response to this portion of the comment.

•
Provide clear disclosure as to the minimum amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Explain whether the minimum amount would be sufficient for an average investor to meet the steps required to exercise their conversion rights;

We currently provide the following in the Registration Statement:

“An eligible stockholder may request conversion at any time after the mailing to our stockholders of the proxy statement and prior to the vote taken with respect to a proposed business combination at a meeting held for that purpose, but the request will not be granted unless the stockholder votes against the business combination and the business combination is approved and completed. Additionally, we may require public stockholders, whether they are a record holder or hold their shares in “street name,” to either tender their certificates to our transfer agent at any time through the vote on the business combination or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s

Mr. John Reynolds
Securities and Exchange Commission
June 21, 2007

option. The proxy solicitation materials that we will furnish to stockholders in connection with the vote for any proposed business combination will indicate whether we are requiring stockholders to satisfy such certification and delivery requirements. Accordingly, a stockholder would have from the time we send out our proxy statement through the vote on the business combination to tender his shares if he wishes to seek to exercise his conversion rights. This time period varies depending on the specific facts of each transaction. However, as the delivery process can be accomplished by the stockholder, whether or not he is a record holder or his shares are held in “street name,” in a matter of hours by simply contacting the transfer agent or his broker and requesting delivery of his shares through the DWAC System, we believe this time period is sufficient for an average investor.”

Notwithstanding the foregoing, we have revised the disclosure in the Registration Statement to provide additional language relating to what would happen if the Company's beliefs prove incorrect.

•	Clarify whether investors who attend the meeting will be able to tender their shares in person at the time of the meeting;

We have revised the disclosure in the Registration Statement to indicate that investors who attend the meeting will be able to tender their shares in person at the time of the meeting.

•
Provide clear disclosure regarding any costs associated with tendering the physical or electronic shares and any other requirements or steps to elect conversion. With a view to disclosure, tell us why shareholders are not being requested to transfer shares to the transfer agent a reasonable time after the meeting and approval of the transaction, so that no extraneous steps would be necessary on the part of shareholders transferring shares in the event the business transaction is rejected;

We have revised the disclosure in the Registration Statement as requested to provide information with respect to any costs associated with tendering shares. As indicated above, we have previously provided information to investors as to why such additional steps may be required. Accordingly, we have not revised the disclosure in the Registration Statement in response to the second portion of the Staff’s comment.

•
We note that these additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders potentially not meeting all of the requirements for conversion. Please revise the summary to contrast your procedures for conversion with the conversion process of the traditional SPAC, including any fees and steps that would be necessary even if conversions do not occur. Please add a risk factor highlighting the additional

Mr. John Reynolds
Securities and Exchange Commission
June 21, 2007

steps and differences between your procedures and the conversion feature of a traditional SPAC. To the extent you have considered whether the additional step may minimize conversions and avoid further indebtedness or possible rejection of the proposed transaction, revise to clarify; and

We have revised the disclosure in the Registration Statement summary and risk factor sections as requested.

•	Please explain the procedures you will follow assuming a shareholder tenders his shares, the merger is voted down, and you wind up your affairs.

We currently provide the following in the Registration Statement:

“If a vote on our initial business combination is held and the business combination is not approved, we may continue to try to consummate a business combination with a different target until twenty four months from the date of this prospectus. If the initial business combination is not approved or completed for any reason, then public stockholders voting against our initial business combination who exercised their conversion rights would not be entitled to convert their shares of common stock into a pro rata share of the aggregate amount then on deposit in the trust account. In such case, if we have required public stockholders to tender their certificates prior to the meeting, we will promptly return such certificates to the tendering public stockholder. Public stockholders would be entitled to receive their pro rata share of the aggregate amount on deposit in the trust account only in the event that the initial business combination they voted against was duly approved and subsequently completed, or in connection with our liquidation.”

We have revised such disclosure to make clear that public stockholders, whether or not they have delivered their shares for conversion, will be entitled to participate in the distribution of the trust fund without any further action on their part.

Conflicts of Interest, page 47

8.
We note your response to prior comment 7 and the revised disclosure on page 46. However, the statement that officers have contractually agreed to present business opportunities to you first does not convey meaningful information without explaining how such obligations are "subject to any pre-existing fiduciary or contractual obligations." Please revise to disclose such obligations, identify the relevant entities and identify the order of priority for each such competing obligation.

As discussed with the Staff, such information is currently included in the “Conflicts of Interest” section. However, we have revised the language in the above-referenced paragraph to direct investors to such information.

Mr. John Reynolds
Securities and Exchange Commission
June 21, 2007

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Robert H. Davies
Jay Goldman
Alan I. Annex, Esq.